FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

SUPPL

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	06/01/2010 - 06/30/2010



10016056

Summary

Issued & Outstanding Opening Balance :	85,813,428	As at :	06/01/2010

	Effect on Issued & Outstanding Securities
Stock Option Plan	23,900
Other Issuances and Cancellations	-17,250
Issued & Outstanding Closing Balance :	85,820,078

Stock Option Plan

Stock Options Outstanding Opening Balance: **917,800** As at : 06/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2010	N		23,900		
Filer's comment TSX reserved = 3,832,100 TSX available = 2,938,200					
Totals		0	23,900	0	0

Stock Options Outstanding Closing Balance: **893,900** As at : 06/30/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2010	Issuer Bid	-17,250
Totals		-17,250

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/07/2010
Last Updated:	07/07/2010

dlw 7/28

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Canadian Utilities Limited
Symbol : CU.X
Reporting Period: 06/01/2010 - 06/30/2010

Summary

Issued & Outstanding Opening Balance : 40,005,642 As at : 06/01/2010

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations 0

Issued & Outstanding Closing Balance : 40,005,642

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 07/07/2010
Last Updated: 07/07/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	06/01/2010 - 06/30/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 07/07/2010
Last Updated: 07/07/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Canadian Utilities Limited
Symbol : CU.PR.B
Reporting Period: 06/01/2010 - 06/30/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 07/07/2010
Last Updated: 07/07/2010